















# Al Darling

Senior Program Manager, Internal Controls at Kaiser Permanente

Honolulu, Hawaii

Message ...

Kaiser Permanente

University of Hawaii at Manoa

See contact info

500+ connections

Senior-level financial leader with successful and consistent record in accounting, auditing and financial management in multiple industries and company sizes. Recognized as a team builder and catalyst for driving exceptional working relationships with a focus on continuous improvement. Specialties: CPA ...

Show more

## Experience

### Kaiser Permanente

5 yrs 5 mos

**Senior Program Manager, Internal Controls**

May 2014 – Present · 4 yrs 6 mos

Honolulu, HI

Provide leadership and oversight to KP business process owners in designing and maintaining strong internal controls for the Hawaii Region. Provide support to control owners and process owners for existing and new business processes and systems. Provide best practice guidance and support the regional business owners in the remediation and closure of identified deficiencies.

**Program Manager, Internal Controls**

Jun 2013 – Present · 5 yrs 5 mos

Honolulu

Provide leadership and oversight in establishing and maintaining internal controls for the Hawaii Region. Provide support to the regional business owners as subject matter expert for the Sarbanes-Oxley Act of 2004 (SOX) initiative. Provide best practice guidance for internal control design and support the regional business owners in the closure of identified... See more

ALEXANDER & BALDWIN, INC (A&B)

### Director of Internal Audit

ALEXANDER & BALDWIN, INC (A&B)

Jan 2007 – Feb 2013 · 6 yrs 2 mos

Honolulu, Hawaii

Led and mentored audit team in Hawaii and California delivering financial and operational audits, compliance testing and special project audits/reviews in Ocean Transportation & Logistics, Real Estate and Agribusiness. Collaborated with business unit management and corporate department heads to regularly update risk assessments and discuss the ... See more

UH Shidler

### Executive MBA program

School of Business

UH Shidler School of Business
Jul 2009 – May 2011 · 1 yr 11 mos
Honolulu

Completed the Executive MBA program in the top 20% of my class.

SCIENCE APPLICATIONS INTERNATIONAL CORP (SAIC)

**Business Unit Controller**
SCIENCE APPLICATIONS INTERNATIONAL CORP (SAIC)
Apr 2001 – Jan 2007 · 5 yrs 10 mos

Provided financial planning, reporting and compliance oversight for the Logistics and Engineering Solutions Business Unit (BU), which had grown from $100M to over $500M in annual revenue during this time.
Provided leadership and guidance for accounting staff of 12 and A/R department of... See more

SAIC

**SAIC**
12 yrs

**Deputy Business Unit Controller**
2000 – 2001 · 1 yr

Financial oversight for west coast portion of $100 million business unit, primarily San Diego and Honolulu operations.
Also the designated controller for a subsidiary of the business unit, which entailed all planning, forecasting, financial reporting, and accounting functions for the subsidiary.

**Internal Audit Manager**
1995 – 2000 · 5 yrs

Lead audit teams in the planning and conduct of compliance and financial audits of all units and subsidiaries within the company. Extensive travel (Domestic and International) involved to perform audits, acquisition due diligence activity, ethics investigations and special projects.

Show 2 more roles

Show 1 more experience

## Education

University of Hawaii at Manoa

**University of Hawaii at Manoa**
MBA, Executive MBA Program
2009 – 2011
Activities and Societies: Beta Gamma Sigma National Honor Society

Graduated May 14, 2011

National University

**National University**
BA, Accounting
1986 – 1989

## Skills & Endorsements

**Sarbanes-Oxley Act** · 48
Endorsed by **2 of Al's colleagues at Kaiser Permanente**

**Internal Controls** · 43
Endorsed by **2 of Al's colleagues at Kaiser Permanente**

**Auditing** · 31
Endorsed by **2 of Al's colleagues at Kaiser Permanente**

**Show more** ⌄



